

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 28, 2005

Mark E. Woodward
President and Chief Executive Officer
Serena Software, Inc.
2755 Campus Drive, 3rd Floor
San Mateo, California 94403

Re: **Serena Software, Inc.**
     Schedule 13E-3
     Filed December 1, 2005
     File No. 5-58055

     Schedule 14A
     Filed December 1, 2005
     File No. 0-25285

Dear Mr. Woodward:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In a November 28, 2005 article published by Thomson Media Inc., it was reported that Serena's CEO, Mark Woodward, said that Serena will be growing its services business more aggressively and already has a few purchase targets in mind. Please elaborate on these future plans. Please disclose the nature of Serena's

"aggressive" growth plans and whether Serena presently has any plans, proposals or arrangements regarding future acquisitions. Refer to Item 1006(c)(1) and (c)(2) of Regulation M-A.

2. In the same November 28, 2005 article, Mr. Woodward discusses a 4.6X revenue multiple. Please tell us how this revenue multiple was determined, discuss whether the company or special committee considered this multiple in its determination to recommend approval of the merger, and provide appropriate disclosure in the proxy statement.

Schedule 13E-3

3. You disclose that members of Serena's senior management have the opportunity to subscribe for equity interests in the surviving entity and remain with the company. You also disclose that most of the current executive officers of Serena will continue as executive officers of the surviving corporation. Finally, you have incorporated by reference information regarding the executive officers and directors of Spyglass Merger Corp. from the Schedule 14A into Item 3 of the Schedule 13E-3 (Identity and Background of Filing Persons). It appears that, in addition to Mr. Troxel, the other members of management should be named as filing persons on the cover page of the Schedule 13E-3. Refer to Section II. D. 3. of our Current Issues Outline dated November 14, 2000, publicly available on our website, www.sec.gov, for further guidance on the determination of when members of senior management become affiliates engaged in the Rule 13e-3 transaction. Please advise or revise.

4. Please provide us with an analysis as to whether you also are required to name as filing persons each general partner of Silver Lake Partners. See Section II. D. 3. of our Current Issues Outline dated November 14, 2000 and General Instruction C. to Schedule 13E-3. If you are required to name these persons, please tell us whether you have complied with these requirements or provide the required disclosure.

5. Note that each filing person must satisfy the disclosure, dissemination, and timing requirements of Rule 13e-3. For example, we note that only Serena, Mr. Troxel, and Spyglass Merger Corp. have made fairness determinations. As another example, you have only described the effects of the transaction on Mr. Troxel's interest in the net book value and net earnings of Serena pursuant to Instruction 3 to Item 1013 of Regulation M-A. Please advise or revise.

6. In light of the fact that you may add significant new and material information as to the additional filing persons, advise how you intend to disseminate the revised proxy statement.

Schedule 14A

General

7. Please revise to clearly indicate that the proxy statement and form of proxy are preliminary copies. Refer to Rule 14a-6(e)(1).

8. On a supplemental basis, please confirm that your proxy statement will be provided to your shareholders at least 20 business days prior to the meeting date.

9. We note that according to the stated terms of this transaction, shares of Serena that are owned by any wholly owned subsidiary of Serena will remain outstanding after the merger. Please quantify the shares of Serena currently owned by any wholly owned subsidiary of Serena.

Summary Term Sheet, page 1

10. You discuss, in this section and in other sections, the voting agreement with Mr. Troxel and the Troxel Trust and the percentage of votes represented by these parties. Please revise to disclose the remaining number and percentage of shares that must be voted in favor of the merger agreement to approve the proposal. Please also disclose your expectations with regard to company management shares, especially those shares owned by the management participants. Please disclose that the terms of the merger do not require the approval of at least a majority of your unaffiliated shareholders. See Item 1014(c) of Regulation S-K. Please also provide this disclosure in the "Required Vote" section on page 62.

11. We note that Morgan Stanley and Co. Incorporated and Wilson Sonsini Goodrich & Rosati, the special committee's financial and legal advisor, respectively, have prior and current business relationships with Silver Lake Partners. Please state whether or not the special committee retained an unaffiliated representative to act solely on behalf of the unaffiliated security holders for purposes of the negotiating the going-private transaction and/or preparing a report concerning the fairness of the transaction. See Item 1014(d) of Regulation M-A.

Questions and Answers about the Merger and the Special Meeting, page 6

12. With respect to your Q&A on page 7 regarding the special committee, please disclose any limitations placed on the authority of the special committee and any arrangements for compensating the individuals who served on the committee.

13. With respect to your Q&A on page 7 regarding members of the board or management that have different interests in the merger, rather than simply providing a cross-reference to the appropriate section, please briefly describe

these different interests. For example, please disclose the continuing interests of senior management in the surviving company, and disclose that most of the current executive officers of Serena will continue as executive officers of the surviving corporation, and that two board members of the surviving corporation will be designated by the Troxel Trust. Please also quantify the percentage of the surviving company that will be owned by Mr. Troxel and other directors and executive officers of Serena. Here and elsewhere in the document, please clarify the extent to which the executives who will exchange their existing interests for equity of the surviving entity will obtain shares or options in the surviving entity and to what extent their existing shares or options will be cashed out in this process. Explain when the determinations by the executives and Silver Lake be made in this respect.

14. Please state whether, for those executive officers of Serena who will continue as executive officers of the surviving corporation, their salary, bonus and other compensation will be greater under their new employment agreement. We note that you have provided this disclosure on page 88 with respect to Messrs. Woodward and Pender.

15. With respect to your Q&A regarding the "management participants" and your expectation that members of your current senior management will contribute a portion of their equity interests in Serena to Spyglass Merger Corp., please quantify the valuation at which these persons will be purchasing the Spyglass stock and whether it will be lower or higher than the $24.00 valuation offered to the unaffiliated stockholders in the going-private transaction. Indicate the amount of the contribution that will be attributable to the stock options being cancelled.

16. We note your disclosure on page 9 that shareholders may vote by Internet, telephone or mail without attending the special meeting. Please describe the Internet voting procedures. See Item N.17 of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations dated July 1997. Provide us the web addresses and passwords necessary to access the site by which shareholders can vote via the Internet. Finally, please advise us of the validity under applicable state law of proxies granted electronically.

Cautionary Statement Concerning Forward-Looking Information, page 13

17. You state in this section that, except as required by law, you undertake no obligation to update or publicly release any forward-looking statements in the proxy statement. As you know, Rule 13e-3(d)(2) imposes an obligation to amend the disclosure document in a going-private transaction to reflect any material changes to the information previously reported. Please revise your disclaimer to state more clearly when you intend to update or amend the filing to reflect changes to forward-looking information you have disclosed. We note your statement on page 104 that you will amend the Schedule 13E-3 upon the filing of

various disclosure documents to the extent necessary to comply with Serena's disclosure obligations under applicable law.

Special Factors, page 14

Background of the Merger, page 14

18. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize all the presentations made by Merrill Lynch, Morgan Stanley and any other outside parties during the course of the meetings you have described, and file any written materials, including board books, spread sheets, talking papers, drafts, summaries or outlines, as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. For example, summarize the discussions and file any written reports that Merrill Lynch provided in connection with the various meetings, such as on May 20, 2005 and June through August 2005 and that Morgan Staley provided September through November 2005.

19. You disclose that on May 20, 2005, on July 5, 2005, and at other times, the company "discussed a wide variety of strategic alternatives, including a going-private transaction." Please briefly describe the alternatives considered and state the reasons for their rejection. See Item 1013(b) of Regulation M-A. Please also revise to clarify who first suggested the prospect of taking the company private and when this occurred.

20. You state that none of the four private equity firms that you contacted between September 9 and September 16, 2005, other than Silver Lake Partners, indicated an interest in pursuing a transaction with Serena on terms as favorable as those proposed by Silver Lake Partners, if at all. Please briefly disclose the terms proposed by Silver Lake Partners at that time. If any of the terms differed materially from the final terms of the transaction, please briefly discuss them.

21. Please revise to clarify the result of Serena's contact with the potential financial parties and potential strategic parties in September and October 2005. Please briefly discuss the extent of the discussion with the parties, including whether they were made aware of the outstanding proposal by Silver Lake Partners, and disclose how many of these parties expressed interest in exploring a potential transaction with Serena.

Reasons for the Special Committee's Recommendation, page 25

22. Please expand to clarify what is meant by the bullet point on page 25 relating to "investor concern over our association with mainframe computing" and to explain why this factor supported the fairness conclusion. In that regard, please revise your document to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for each party's fairness determination in accordance with Item 1014(b) of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated stockholders is inadequate. See *In the Matter of Meyers Parking Systems Inc.*, Securities Exchange Act Rel. No. 26069 (September 12, 1988). For example, please discuss in better detail your association with mainframe computing, how this concern supports a conclusion of fairness by the special committee, and how becoming a private company may alleviate this concern. As another example, please explain how "estimated forecasts of [y]our future financial performance prepared by [y]our management, together with [y]our management's view of our financial condition, results of operations, business and prospects" supported the special committee's fairness conclusion.

23. State whether the Special Committee and each filing person made a determination that the consideration offered to unaffiliated security holders constituted fair value in relation to going concern value. Please see Instruction 2 to Item 1014 of Regulation M-A. This factor should be discussed in reasonable detail. To the extent any of the listed measures of value found in Instruction 2 to Item 1014 of Regulation M-A was not considered in the context of this transaction, or was considered but given little weight, this is an important part of the decision making process that should be explained for the benefit of security holders.

24. The disclosure here and throughout your document makes reference to the efforts at retaining and relying upon the fairness opinion of Morgan Stanley. Specifically, we note that "[t]he members of the special committee concluded that, *subject to receipt of a fairness opinion of Morgan Stanley*, the proposed transaction with Silver Lake Partners was fair to and in the best interests of Serena's unaffiliated stockholders, and the special committee recommended the transaction to the board of directors." See page 24. To the extent the board seeks to rely on the fairness opinion on Morgan Stanley to satisfy its obligations under Item 1014 of Regulation M-A, it must expressly adopt the analysis and conclusions of that entity.

25. We note that Morgan Stanley provided an opinion that the consideration to be paid pursuant to the merger agreement was "fair from a financial point of view to the holders of [your] common stock, other than Douglas D. Troxel." See page 27. Clarify whether the fairness finding of Morgan Stanley addressed the fairness of

the price to *unaffiliated security holders*. See Item 1014(a) of Regulation S-K. If not, explain here and where appropriate in the disclosure document, how the board analyzed the fairness finding of Morgan Stanley, addressed to "holders . . . other than Douglas D. Troxel," to arrive at a finding of fairness as to the unaffiliated security holders as a distinct and separate group.

26. In the second bullet point on page 25, you state that the special committee believed that the merger is more favorable to your unaffiliated stockholders than any other alternative reasonably available to the company and your stockholders. Please clarify whether remaining a public company was one of the "alternatives" to which this bullet point refers.

27. Here and in other places in the document, please delete the language concerning "arm's length negotiations." References to arm's length negotiations are inappropriate in a going-private transaction. While we will not object to any conclusion that the transaction is no less favorable than one available to you with a non-affiliate, if you provide language of that type, expand to state the reasonable basis on which the statement is made.

28. Your discussion of procedural fairness should specifically address why you believe the transaction is procedurally fair in the apparent absence of the safeguard regarding unaffiliated representatives contemplated in Item 1014(d) of Regulation M-A. Please revise accordingly.

<u>Opinion of Morgan Stanley & Co. Incorporated, page 28</u>

29. Please expand your summary of Morgan Stanley's opinion to include all of the information required by Item 1015 of Regulation M-A. For example, your summary should include, among other things, a summary of the instructions given to the advisor by the special committee regarding the preparation of its report and a summary of any limitations imposed by the special committee on the advisor in preparing its report.

30. Please revise any references to Morgan Stanley's opinion and analyses appearing in the fairness discussions to disclose the contingent payment to Morgan Stanley of $6.5 million upon consummation of the merger.

31. Please eliminate the phrase from the last paragraph in bold-face text that the summary of the Morgan Stanley opinion "is qualified in its entirety" by reference to the full text of the opinion. The information you provide in the prospectus must be materially complete and the words "in its entirety" suggest that the prospectus summary may not be materially complete. Note that this language is also inappropriately used other places, such as in the discussion of the merger, the sponsor agreement, and the stockholders agreement. Please revise accordingly.

32. Please disclose the criteria Morgan Stanley used to determine the comparable companies. For example, please disclose how the selected companies compared with Serena in terms of ratio of aggregate value, size, etc. Please tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not. In that regard, while you disclose the statistics Morgan Stanley analyzed for comparison purposes with respect to the comparable companies, it is not clear if these statistics helped determine which companies were "comparable companies," or if these statistics were analyzed after the comparable companies were already identified.

33. Similarly, with respect to the selection of the precedent transactions, please disclose the criteria Morgan Stanley used to determine the precedent transactions to be used for analysis. For example, please disclose whether the precedent transactions chosen were going-private transactions or involved leveraged buyouts. Tell us whether any additional transactions fit within these criteria but were not analyzed, and if so, why not.

34. We note your disclosure regarding the various valuation procedures that Morgan Stanley used in providing its opinion. Please revise to provide additional detail on the steps of the valuation analysis. For example, in the discounted equity value and transaction comps analysis, explain the intermediary step of how Morgan Stanley calculated the implied per share value of common stock from forward price to earnings and transaction multiples. In the leveraged buyout analysis, please explain why particular exit multiples were chosen, as well as why particular desired internal rates of return were used. Please note that these examples are not intended to be an exhaustive list of the enhanced disclosure that should be provided.

Purposes and Structure of the Merger, page 37

35. You disclose that the purpose of the merger is for the Serena stockholders to immediately realize the value of their investment in Serena. Also balance this statement by discussing the purpose and motivations of the affiliated purchasers in effectuating the transaction. Please expand this section to disclose the reason that you have chosen to pursue the merger and going-private transaction at this time. See Item 1013(c) of Regulation S-K. In your discussion, please disclose the trading price and trading volume of the Serena common stock as of a recent date.

Certain Effects of the Merger, page 38

36. We observe, from Note 7 to the financial statements in the Form 10-K for the fiscal year ended January 31, 2005, that you have U.S. federal and state net operating loss carryforwards of approximately $45.4 million and U.S. federal credit carryforwards of approximately $4.0 million. Please disclose, if true, that

the surviving company will be able to utilize the net operating loss carryforward and credit carryforward. See Instruction 2 to Item 1013 of Regulation M-A.

37. Please revise to discuss that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy and completeness of the financial statements or other information relating to the company.

Interests of the Company's Directors and Executive Officers in the Merger, page 47

38. Please disclose the expected ownership of each of your officers and directors in the surviving company, in the event they intend to make the maximum anticipated equity investments in the surviving company.

The Special Meeting, page 62

Proxy Solicitation; Expenses of Proxy Solicitation, page 63

39. We note that you intend to supplement your solicitation of proxies personally and by telephone, facsimile, Internet or other electronic means of communication by directors, officers or other employees of the company. Confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies personally and by telephone, facsimile, Internet or other electronic means of communication under the cover of Schedule 14A.

The Merger Agreement (Proposal No. 1), page 65

Financing, page 72

40. Identify the "certain executive officers" who will contribute equity securities and/or options to acquire equity securities of the surviving company. State the number of options to be contributed and describe the basis on which the options will be exchanged for the new equity interests. Also, provide corresponding information on an aggregated basis with respect to the "certain other employees" who will receive equity interests in the surviving entity.

41. Please confirm to us that when the financing is complete, you will file the relevant loan agreement as an exhibit to the Schedule 13E-3 in accordance with Item 1016(b) of Regulation M-A.

Selected Historical Consolidated Financial Data, page 91

42. Where you incorporate by reference financial statements found in other documents filed with the SEC, we require you to include in the document

disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 1 to Item 13 of Schedule 13E-3 and Q&A 7 in Section I.H of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 2001) (for guidance on a nearly identical instruction in the context of a tender offer). Please revise to include the complete summary financial statements, as required by Item 1010(c) of Regulation M-A in the proxy statement, including, but not limited to book value per share, and income per common share and net income per common share separately, as required by Item 1010(c)(5) and Items 1010(c)(2) and (3), respectively. We note your references to book value per share in other locations of the document.

Incorporation By Reference, page 104

43. We note your statement that you incorporate by reference various documents you will file after the date of the initial filing of this proxy statement and before the special meeting and will amend the Schedule 13E-3 upon the filing of such documents *to the extent* necessary to comply with your disclosure obligations under applicable law. Neither Rule 13e-3 nor Schedule 14A allow you to forward incorporate by reference to documents not yet filed. If you wish to incorporate by reference such future filings, you must amend to specifically name them. Please confirm your understanding of this to us in a supplemental response.

Proxy Card

44. Please clearly mark your proxy card "Preliminary Copy" as required by Rule 14a-6(e)(1).

45. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please revise your proxy card accordingly.

*   *   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Anne Nguyen, Special Counsel, at (202) 551-3611 with any questions. You may contact me at (202) 551-3462, if you require further assistance. You may also contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief

cc: Via Facsimile (650) 493-6811
       Larry W. Sonsini, Esq. of
       Wilson Sonsini Goodrich & Rosati